Simpson Thacher & Bartlett LLP
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Direct Dial Number (202) 636-5879	E-mail Address christopher.healey@stblaw.com

August 31, 2023

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Anu Dubey

Ken Ellington

Re:	Carlyle Credit Income Fund

Registration Statement on Form N-2

(File Nos. 333-272426 and 811-22554)

Ladies and Gentlemen:

On behalf of Carlyle Credit Income Fund (the “Fund”), a registered closed-end fund, we hereby file with the staff (the “Staff”) of the Division of Investment Management of the U.S. Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 2 ( “Amendment No. 2”) to the above-referenced shelf registration statement on Form N-2 (the “Registration Statement”) in connection with the registration of the offer and sale from time to time of common shares, preferred shares, subscription rights, and debt securities of the Fund. Amendment No. 2 includes revisions to the Registration Statement in response to the Staff’s comments received by telephone on August 1, 2023 and August 9, 2023 relating to the Registration Statement and certain other revisions.

For convenience of reference, the Staff’s comments have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 2. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 2.

Prospectus Cover

1.

Please disclose that the Fund will not invest more than 15% of net assets in LAFs, if LAFs are private funds that rely on 3(c)(1) or 3(c)(7) of the 1940 Act or alternatively, explain to why the Fund should be able to invest without limit in LAFs.

Securities and Exchange Commission	August 31, 2023

Response: The Fund advises the Staff on a supplemental basis that loan accumulation facilities generally rely on the exemptions available in Section 3(c)(7) of the 1940 Act. The Fund believes, however, that loan accumulation facilities should not be subject to a 15% limit because they are structured similarly to CLOs and possess certain attributes that distinguish them from typical private investment funds, including the following: (i) they pursue narrowly defined long-only investment mandates, (ii) they provide complete transparency to their investors, (iii) the management and performance fee structure is not based on unrealized gains from underlying investments and (iv) their securities are actively traded on secondary markets. The Fund respectfully adds that other funds, including the Fund’s peers such as OFS Credit Company, Inc., do not limit their investment in LAFs to 15% of net assets. (See OFS Credit Company, Inc. Correspondence , dated July 2, 2019.)

2.	Regarding the statement about the leverage LAFs incur, please clarify what it means to “incur leverage between four and six times.”

Response: In response to the Staff’s comment, the Fund has revised the relevant disclosure to clarify that “incur leverage between four and six times” means four and six times equity value.

3.	Replace the phrase “is expected to consider” with “considers.”

Response: The Fund has revised its disclosure accordingly in response to the Staff’s comment.

4.

Regarding the list of instruments that the Fund considers credit and credit-related instruments, please remove “(viii) other credit-related instruments” and identify any other credit-related instruments that are part of the Fund’s principal investments.

Response: The Fund respectfully declines to make the requested revision. For purposes of the Fund’s investment policy of investing at least 80% of its assets in credit-related instruments, the Fund includes credit instruments of any kind. The Fund has highlighted those categories of credit instruments that it expects to constitute its most significant investments. “Other credit-related instruments” is intended to clarify that a credit instrument that does not fall within one of the other enumerated categories would still be a permitted investment for the Fund consistent with its 80% policy. This language also is intended to provide the Fund with the flexibility to invest in new types of credit instruments that may be developed in the future. The Fund respectfully notes that the Fund previously responded to this comment in its letter dated February 13, 2023, in connection with the Fund’s preliminary proxy statement.

5.	Please disclose what “other instruments designed to obtain indirect exposure to credit and credit-related instruments” are.

Response: The Fund respectfully declines to make the requested change to its disclosure. The Fund notes that “other instruments designed to obtain indirect exposure to credit and credit-related instruments” is intended to clarify that a credit instrument that does not fall

Securities and Exchange Commission	August 31, 2023

within one of the other enumerated categories would still be a permitted investment for the Fund consistent with its 80% policy, and is also is intended to provide the Fund with the flexibility to invest in new types of credit instruments that may be developed in the future.

6.	Please confirm supplementally that derivatives counted toward the 80% bucket will be valued based on market value. (See Rule 35d-1).

Response: The Fund acknowledges the Staff’s comment and confirms that any derivatives counted toward the 80% bucket will be valued according to their market value.

7.	Please disclose the Fund’s former name and the date on which it was changed. (See Item 16 of Form N-2.)

Response: The Fund has revised its disclosure accordingly in response to the Staff’s comment.

Prospectus Summary

8.	Please reconcile the first bullet point of the Prospectus Summary that indicates the Fund is “diversified,” with the rest of the document which indicates that the Fund is “non-diversified.”

Response: The Fund has revised its disclosure to indicate that the Fund is non-diversified.

9.	Please insert into the Prospectus Summary for the description of the Fund’s principal strategies a heading which include the phrase “Principal Strategies.” (See Instruction to Item 3.2 of Form N-2).

Response: The Fund has revised the Prospectus Summary to incorporate the heading “Principal Strategies.”

10.	Please disclose whether the Control Share Statute applies to Carlyle’s expected holding and if not, please disclose why not.

Response: In response to the Staff’s comment, the Fund has revised its disclosure to indicate that the Board has exempted shares owned by an affiliate of CGCIM from the Control Share Statute.

11.	Please disclose that joint venture vehicles include only those in which the Fund and another party have equal control of the vehicle.

Securities and Exchange Commission	August 31, 2023

Response: The Fund has revised its disclosure accordingly in response to the Staff’s comment.

12.	Please disclose which fees will be rebated, who fees are paid by, and who they will be rebated to.

Response: The Fund has revised its disclosure accordingly in response to the Staff’s comment.

13.	The Prospectus Summary makes reference to the “OneCarlyle” platform. Please disclose what the OneCarlyle platform is.

Response: The Fund has revised its disclosure accordingly in response to the Staff’s comment.

14.	Please explain supplementally if the Fund will primarily control any CLOs.

Response: The Fund does intend to hold more than 25% of the equity tranche of any CLO.

15.	Please disclose what “active carry fund investors” means.

Response: The Fund has revised its disclosure for clarity to refer to “active fund investors.”

16.	Please disclose the maturity of the Fund’s credit investments in the Principal Strategies section.

Response: The Fund has revised its disclosure accordingly in response to the Staff’s comment.

17.	Where CLO asset holdings are discussed, please specify the “asset concentration limits” that the CLOs will be subject to.

Response: The Fund respectfully declines to revise disclosure as concentration limits are CLO specific and vary from CLO to CLO. The Fund notes that the Fund’s peers, including Eagle Point Credit Company Inc. and Oxford Lane Capital Corp, do not provide such disclosure in their respective registration statements.

Securities and Exchange Commission	August 31, 2023

18.

Please identify the specific types of leverage the Fund will obtain within the disclosed 25% to 40% range of leverage and identify any corresponding risks of such leverage in the principal risks section.

Response: The Fund respectfully declines to revise its disclosure and notes that later in the Registration Statement it discloses that it may incur leverage, directly or indirectly, through one or more special purpose vehicles, indebtedness for borrowed money, as well as leverage in the form of Derivative Transactions, preferred shares, debt securities and other structures and instruments, in significant amounts and on terms that the Adviser and the Board deem appropriate, subject to applicable limitations under the 1940 Act and describes the corresponding risks in the risk factor entitled, “We may leverage our portfolio, which would magnify the potential for gain or loss on amounts invested and will increase the risk of investing in us.” The Fund also notes that its disclosure is consistent with the Fund’s peers, including Eagle Point Credit Company Inc. and Oxford Lane Capital Corp.

19.	Please disclose the other “investment . . . purposes” for which the Fund would engage in derivative transactions.

Response: The Fund respectfully declines to revise its disclosure. Although the Fund acknowledges the Staff’s concerns, the existing disclosure is consistent with peer disclosure and essential to allowing the Fund needed flexibility in responding to market conditions. The Fund notes that it is subject to certain rules and restrictions on such derivative transactions as set forth in the “Risk Factors” section. (See “Risk Factors — Risks Related to Our Investments — We are subject to risks associated with any hedging or Derivative Transactions in which we participate.”)

20.	Please disclose in plain English what “carry funds” are.

Response: The Fund has revised its disclosure accordingly in response to the Staff’s comment.

21.	Please clarify the “conflict” discussed with respect to the Adviser and the Shareholders.

Response: The Fund has revised its disclosure accordingly in response to the Staff’s comment.

Securities and Exchange Commission	August 31, 2023

Summary of Fees and Expenses

22.

Regarding the Fee Table, please explain why the following line items are higher in the N-2 Fee Table than in Proxy Statement pro forma fee table: (1) Management fee, (2) Incentive fee, (3) Other Expenses. (See Item 22(a)(3)(iv) instruction 2).

Response: The Fund respectfully notes that the line items in the Fee Table of the N-2 (the Fee Table”) are higher than in the definitive proxy statement pro forma fee table (“Pro Forma Fee Table”) because the expenses in the Fee Table are estimated amounts based on annualizing estimates for the three-month period ending December 31, 2023, whereas the expenses in the Pro Forma Fee Table were based on the actual expenses of the Fund as of the fiscal year ended September 30, 2022.

23.

Please explain why expenses in the fee table are estimated amounts based on annualizing estimates for the three-month period ending December 31, 2023. In your explanation, please address both the use of the 3-month period and the use of a future period that has not happened yet. (See Instruction 6 to Item 3.1 of Form N-2, which says, “State in the narrative following the table that “Other Expenses” are based on estimated amounts for the current fiscal year.”) The Staff respectfully notes that the Fund’s current fiscal year ends September 30, 2023.

Response: The Fund annualized estimated expenses for the three-month period ending December 31, 2023 instead of the current fiscal year because the Fund’s investment adviser, investment strategy and investment advisory agreement all changed effective upon the closing of the Transaction on July 14, 2023. Additionally, the Fund incurred significant non-recurring expenses in connection with the Transaction in the current fiscal year. Accordingly, basing the expenses in the fee table on expenses in the current fiscal year would not be an accurate reflection of the Fund’s go-forward fee and expense structure. Instead, the Fund annualized the estimated expected expenses for the first full quarter following the closing of the Transaction.

24.	Consider shortening Footnote 6 by providing cross reference to the incentive fee disclosure instead of disclosing in the footnote.

Response: The Fund has considered the Staff’s comment and respectfully notes that this level of disclosure is consistent with disclosure in other Carlyle funds, for example the Carlyle AlpInvest Private Markets Fund, and the Fund’s peers, including Eagle Point Credit Company Inc. and Oxford Lane Capital Corp.

25.

If the Fund currently intends to issue preferred shares and/or debt securities at any point within one year of the effective date of the N-2, please revise the fee table to reflect the costs of such issuances.

Response: The Fund has revised its disclosure accordingly in response to the Staff’s comment.

Securities and Exchange Commission	August 31, 2023

26.	Please remove Footnote 9 from the fee table and disclose elsewhere.

Response: The Fund has revised its disclosure accordingly in response to the Staff’s comment.

Risk Factors

27.	The Fund discusses covenant-lite loans in the Risk Factors section. If covenant-lite loans are part of the Fund’s principal strategies, please also identify in the Principal Strategies section.

Response: The Fund respectfully notes that while it may invest in covenant-lite loans, there is no current intent to invest a significant amount in such loans and therefore the Fund does not consider covenant-lite loans to be a part of its principal strategies.

28.	Please clarify the meaning of “negative loan ratings migration.”

Response: The Fund has revised its disclosure accordingly in response to the Staff’s comment.

29.	Please explain supplementally why the Fund will use special purpose vehicles (“SPVs”) for leverage instead of investing directly.

Response: The Fund respectfully notes that the use of wholly-owned bankruptcy-remote SPVs for leverage purposes has become quite common in the industry, and that the use of one or more SPVs may enable the Fund to be able to obtain financing on more favorable terms than if the Fund were to invest directly.

30.

Please define “special purpose vehicles” as any entity that primarily engages in investment activities in securities or other assets that is either (i) wholly owned and/or majority owned by the Fund or (ii) primarily controlled by the Fund. If the definition of SPV is limited to wholly owned entities only or wholly owned and majority owned entities only, please also disclose that the Fund does not intend to create or acquire primary control of any entity that primarily engages in investment activities in securities or other assets other than entities wholly owned by the fund or wholly owned/majority owned by the fund.

Response: In response to the Staff’s comment, the Fund has revised its disclosure to define “special purpose vehicles” as “wholly-owned” by the Fund and incorporated the requested additional disclosure.

Securities and Exchange Commission	August 31, 2023

Additionally,

a.	Please disclose any of the principal strategies or principal risks of SPVs that constitute principal strategies or principal risks of the fund.

Response: The Fund respectfully notes that the principal investment strategies and principal risks with respect to the Fund include the principal investment strategies or principal risks of any currently-contemplated SPV. The Fund further notes that such SPVs will not be registered under the 1940 Act and will follow the same compliance policies and procedures as the Fund. Additionally, the Fund will generally “look through” any such SPV to determine compliance with the Fund’s investment policies, and would expect to consolidate any SPV for purposes of the Fund’s financial statements and compliance with the 1940 Act.

b.	Please disclose that each SPV complies with provisions relating to affiliated transactions and custody. (See Section 17).

Response: The Fund has revised its disclosure to confirm that any SPV it uses will comply with these provisions. The Fund respectfully notes that it currently does not use any SPVs.

c.	Please identify and disclose the custodian of the SPV in the N-2.

Response: The Fund respectfully declines to revise its disclosure because, to the extent the Fund forms SPVs in the future, the custodian of the SPV would be the Fund’s custodian.

d.	Please disclose that the Fund complies with the 1940 Act provisions governing capital structure and leverage on an aggregate basis with the SPV. (See Section 18).

Response: The Fund has revised its disclosure accordingly in response to the Staff’s comment.

e.	Please disclose that the Fund complies with the 1940 Act provisions governing investment policies on an aggregate basis with the SPV. (See Section 8).

Response: The Fund has revised its disclosure accordingly in response to the Staff’s comment.

f.

Disclose that each investment adviser to the SPV complies with the 1940 Act provisions relating to advisory contracts as an investment adviser to the Fund, and file the advisory agreement between the SPV and its adviser as an exhibit to the registration statement. (See Section 15).

Response: The Fund respectfully declines to revise its disclosure because, to the extent the Fund forms SPVs in the future, the SPV will operate under the Investment Advisory Agreement. The Fund further notes that the Investment Advisory Agreement contemplates the provisions of services the Fund would use in the event it established an SPV.

Securities and Exchange Commission	August 31, 2023

g.

Disclose that each investment adviser to the SPV complies with the 1940 Act provisions relating to advisory contracts as an investment adviser to the Fund, and file the Advisory Agreement between the SPV and its adviser as an exhibit to the registration statement.

Response: The Fund respectfully declines to revise its disclosure because the Fund believes it is inapplicable, as explained in the Fund’s response to comment 30(f) above.

h.

Please confirm supplementally that (a) if an SPV is not organized in the U.S., the SPV and its board will agree to designate an agent for service of process in the U.S. and (b) an SPV and its board will agree to inspection by the Staff of the SPV’s books and records, which will be maintained in accordance with Section 31 and the rules thereunder.

Response: The Company respectfully advises the Staff on a supplemental basis that, if a SPV is not organized in the U.S., (a) the SPV and its board of directors will agree to designate an agent for service of process in the U.S.; and (b) a SPV and its board of directors will agree to inspection by the staff of the SPV’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act.

31.	In light of the Fund’s discussion of ETF risks, please consider whether an AFFE line item should be added to the Fee Table.

Response: The Fund respectfully notes that it has not made any investments in ETFs. If the Fund invests in ETFs in the future, it will add an AFFE line item if required by Form N-2.

32.

The Fund discloses risks surrounding the future issuance of debt, please confirm supplementally that any such future issuance of unsecured debt would be in compliance with Section 18(c) of the 1940 Act.

Response: The Fund acknowledges the Staff’s comment and confirms that any future issuance of unsecured debt would comply with Section 18(c) of the 1940 Act.

33.	The Fund discusses cash distributions and the return of capital, please disclose in this section the impact of the return of capital distribution on investors, including any tax consequences.

Response: The Fund has revised its disclosure accordingly in response to the Staff’s comment.

Securities and Exchange Commission	August 31, 2023

34.	Please revise the Risk Factors section as necessary to reflect that the Fund has not broadly opted out of the Control Share Statute.

Response: In response to the Staff’s comment, the Fund has added a risk factor describing the relationship between the Control Share Statute and the Fund.

Use of Proceeds

35.	The Fund indicates it may take between three and six months to invest proceeds. Please disclose the reasons why it would take more than three months to invest proceeds. (See Guide 1 to Form N-2).

Response: In response to the Staff’s comment, the Fund has revised its disclosure to indicate that it anticipates that it will generally take no more than three months to invest substantially all of the proceeds of the offering.

Investment Objective, Opportunities and Strategies

36.

Please insert the word “principal” before “strategies” in the section header and move any non-principal strategies to a separate section. (See Items 8.2 and 8.4 and Instruction 1 to Item 8.4 of Form N-2).

Response: The Fund has revised its disclosure accordingly in response to the Staff’s comment.

Management of the Fund

37.

Where the Fund discusses its Board structure, please disclose why the Fund believes its leadership structure is appropriate and also disclose whether there is a lead independent trustee. (See item 18.5(a) of Form N-2).

Response: The Fund has revised its disclosure accordingly in response to the Staff’s comment.

Description of Our Securities

38.

Where the Fund discusses anti-takeover provisions, please also disclose the following provisions of the Fund’s organization documents: (1) derivative action provision in paragraph 5.6 of the Declaration of Trust including that part of that section does not apply

Securities and Exchange Commission	August 31, 2023

to federal securities law claims; and (2) exclusive forum and jury trial waiver provisions in paragraph 12.4 of the Declaration of Trust and the statement that the exclusive forum provision does not apply to federal securities law claims.

Response: The Fund has revised its disclosure accordingly in response to the Staff’s comment.

39.	Please disclose the description of Article 1.9 of the Fund’s By-laws, which opts out of the Control Share Statute for preferred shares and mirror voted shares.

Response: The Fund respectfully notes that such disclosure is already included under the section entitled “Certain Aspects of the Delaware Control Share Statute.”

40.

Please disclose in this section (a) the rationale for the Fund not broadly exempting application of the Control Share Statute, (b) the impact upon shareholders of these provisions, and (c) whether the Board has considered the provisions and determined that they are in the best interest of the fund and its shareholders.

Response: The Fund respectfully declines to revise its disclosure because it believes that the Registration Statement appropriately reflects information regarding the Control Share Statute, including its potential impact on Fund shareholders. The Fund notes that as a Delaware statutory trust it became subject to the Control Share Statute on August 1, 2022, the effective date of such statute. Although a fund cannot completely “opt out” of the Statute, a fund’s board may, at its discretion and in accordance with the statutory requirements, decide to exempt (i) specific control share acquisitions or (ii) classes of control share acquisitions. The Board exercised its discretionary authority and exempted shares held by an affiliate of CGCIM from the Control Share Statute and the Fund has revised its disclosure to reflect such action.

Additionally, the Fund notes that the Division of Investment Management Staff Statement dated May 27, 2020 (the “Staff Statement”), states that the Staff, “would not recommend enforcement action to the Commission against a closed-end fund under section 18(i) of the Act for opting in to and triggering a control share statute if the decision to do so by the board of the fund was taken with reasonable care on a basis consistent with other applicable duties and laws and the duty to the fund and its shareholders generally.” The Fund respectfully notes that the Staff Statement states that board consideration of the provisions of a control share statute is only required in the event a Fund chooses to opt into a control share statute. Further, the Staff Statement does not state that a fund would be required to disclose in its registration statement or in any other filings the reasoning why it would choose to opt into a control share statute. The Fund believes that if such disclosure of a board’s reasoning is not required in the event a fund board chooses to opt into a control share statute, it should not be required where a fund is subject to a control share statute automatically by operation of law.

Securities and Exchange Commission	August 31, 2023

Therefore the Fund believes that the Registration Statement appropriately reflects the information regarding the Control Share Statute and believes that no additional disclosure is necessary at this time.

41.	Please disclose in this section that recent federal and state court precedent has held that the Control Share Act provisions are not consistent with the 1940 Act.

Response: Fund management is aware of the opinions issued in Saba Capital CEF Opp. 1 LTD., et. al. v. Nuveen Floating Rate Income Fund, 21-CV-327 (S. Dist. NY, Feb. 17, 2022) and Eaton Vance Senior Income Trust v. Saba Capital Master Fund, Ltd., No. 2084-cv-01533-BLS2 (Jan. 21, 2023) (the “Massachusetts Cases”) and understands that the judgment is currently on appeal in the Nuveen case. Both opinions considered the adoption of bylaws by a registered investment company organized as a Massachusetts business trust intended to create control share limitations solely as a matter of contract. The facts and analysis at issue in the Massachusetts Cases are clearly distinguishable from the Fund as they relate to utilization of control share provisions that did not apply to the registered funds at issue pursuant to a state statute and thus were not within the ambit of “otherwise required by law” exception in Section 18(i), which was not at issue in the Massachusetts Cases. In particular, the Fund is a statutory trust organized in Delaware with a control share statute that automatically applied to the Fund when the statute went into effect and there is no mechanism to fully opt out. In contrast, no such statutory provision was directly available to Massachusetts business trusts.

Section 18(i) of the 1940 Act states that, “except as ... otherwise required by law, every share of stock hereafter issued by a registered investment company shall be a voting stock and have equal voting rights with every other outstanding voting stock.” While courts have not specifically considered the applicability of this caveat in the case of the Control Share Statute, the Control Share Statute, on its face, falls within the exception contained in Section 18(i). Therefore, it is uncertain how a court would analyze a case under Section 18(i) in light of this fact. The Fund therefore submits that the decisions of the courts in the Massachusetts Cases are distinguishable and not dispositive of the interpretation of Section 18(i) as it relates to an investment company that is automatically subject to the Control Share Statute.

In fact, the Commission has interpreted the “otherwise required by law” exception to Section 18(i)’s equal voting rights provision to include situations where applicable law provides otherwise. See In the Matter of Equity Annuity Life Ins. Co., 39 S.E.C. 680 (1960) (“Section 18(i) requires that ‘except...as otherwise required by law’ or unless we provide otherwise, all shares of stock issued by a registered management company shall have equal voting rights.... if Section 35-525 [of the Life Insurance Act of the District of Columbia] prohibits equal voting rights...there is no conflict with Section 18(i) since the [c]ase comes within the exception provided in the latter section with respect to situations where applicable law provides otherwise”).1

The Fund also submits that federal case law in Maryland offers an alternative analysis of Section 18(i) from the conclusions expressed in the Massachusetts Cases.

In Neuberger, the court considered the legality of a series of defensive actions taken by Neuberger Berman Real Estate Income Fund (“NRL”), a closed-end management investment company organized in Maryland and registered under the 1940 Act, in response to a campaign undertaken by irrevocable grantor trusts advised by a portfolio manager for Boulder Investment Advisers, LLC, a registered investment adviser (such irrevocable grantor trusts referred to herein as the “Boulder Family Trusts”).2

The Fund acknowledges that the Neuberger court did not reach a holding on whether the action by NRL to opt in to the MCSAA is preempted by Section 18(i) of the 1940 Act. Rather, the Court held that the Boulder Family Trusts, a control shareholder of NRL, were not exempt from the MCSAA’s voting limitations even though the Boulder Family Trusts had become a control shareholder before NRL opted in to the MCSAA. The Court’s holding capped the vote of the Boulder Family Trusts at 10.22% of NRL’s outstanding shares (the amount of shares they held prior to the MCSAA opt in).3

Importantly, however, the issue of whether NRL’s MCSAA opt in violated Section 18(i) was before the court. Specifically, the Boulder Family Trusts alleged in a counterclaim that the MCSAA opt in by NRL was preempted by Section 18(i):

The action of NRL in deciding to “opt-in” to the MCSA[A] . . . violates section 18(i) of the 1940 Act because the [e]ffect of the opt-in is the “control shareholder” no longer has equal voting rights. To the extent [the MCSAA] is interpreted to permit NRL to “opt-in” to that section at this time . . . it is preempted by Section 18(i) of the 1940 Act and under the Supremacy Clause of the United States Constitution.4

In response to this allegation by the Boulder Family Trusts, NRL argued to the Court that Section 18(i) did not preempt NRL’s ability to opt in to the MCSAA because Congress qualified Section 18(i)’s equal voting rights provision to provide an exception for actions that are otherwise required by law:

Significantly, section 18(i) does not require that all shares be allowed to vote in all circumstances. The statute allows exceptions to be made where “otherwise required by law.” Congress recognized that the grant of equal voting rights must give way to other laws.5

Under the “law of the case” judicial doctrine, matters fully briefed that were necessary predicates to the ability to address the issue specifically discussed are therefore deemed to have been decided tacitly and their disposition is law of the case.6 Thus, although the Neuberger court did not reach an explicit holding on the Section 18(i) issue in the context of the MCSAA, if the Court viewed NRL’s opt-in to the MCSAA as a violation of Section 18(i) then it could not have reached a conclusion that effectively allowed NRL to remain opted in to the MCSAA. The Fund submits that such a view would be even stronger under the Control Share Statute.

Therefore the Fund believes that the Registration Statement appropriately reflects the information regarding the Control Share Statute, including its potential impact on Fund shareholders. In light of the differences between the Fund and the investment companies involved in the Massachusetts Cases, the Fund believes that no additional disclosure regarding the federal and state court precedents related to interpretations of Section 18(i) related to Massachusetts business trusts is necessary or appropriate at this time.

[1]

The Staff Statement noted above withdrew a prior interpretive letter issued to Boulder Total Return Fund (Nov. 15, 2010) (the “Boulder Letter”) that expressed a view that the use of a control share statute by a closed-end fund would be inconsistent with Section 18(i). Surprisingly, the prior staff’s Boulder Letter did not acknowledge this Commission position and indicates that “[a] general discussion of the extent of the ‘otherwise required by law’ qualification in Section 18(i) is beyond the scope of this letter.” The prior staff in the Boulder Letter then asserted without analysis that the “otherwise required by law” exception did not affect its analysis in the Boulder Letter because a fund is not required to opt in to the MCSAA. It is perplexing how the prior staff could have reached that position, however, since the Commission clearly has stated that the exception in Section 18(i) applies with respect to situations where applicable law provides otherwise. In any event, the Commission release clearly provides a legal position supporting the actions taken in the Staff Statement that withdrew the Boulder Letter.

[2]

See Mem. in Supp. of Defs.’ Opp. to Pls.’ Mot. for Summ. J. (Doc. 216-1) at 40, Neuberger Berman Real Est. Income Fund. Inc. v. Lola Brown Trust No. 1B, (Doc. 216), No. 1:04-cv-03056 (D. Md. Dec. 19, 2005) (“[Boulder Investment Advisors, LLC] and [Fund Administrative Services LLC], therefore, are functionally the investment advisory and administration arms of the Trusts . . . .”). Boulder Investment Advisers, LLC later requested the interpretive position from the staff that became the Boulder Letter, which was later withdrawn by the Staff Statement.

[3]

The court reasoned that any shares acquired by the Boulder Family Trusts after the time of such opt-in could not be voted due to the MCSAA, but the shares held by the Boulder Family Trusts at the time of NRL’s opt-in to the MCSAA (excluding a concurrent private placement of additional common shares) could be voted (i.e., 10.22%). In the court’s view, a contrary interpretation of the MCSAA would allow a control shareholder to amass a large block of voting control of a closed-end fund through a broad “grandfather” exemption from the MCSAA, which in the court’s view was not the intent of the Maryland legislature.

[4]

Countercl. of Lola Brown Trust No. 1B et al., (Doc. 5) at ¶¶ 68-69, Neuberger Berman Real Est. Income Fund. Inc. v. Lola Brown Trust No. 1B, No. 1:04-cv-03056 (D. Md. Oct. 6, 2004). See also Mem. in Supp. of Defs.’ Opp. to Pls.’ Mot. for Summ. J. (Doc. 216-1) at 15, Neuberger Berman Real Est. Income Fund. Inc. v. Lola Brown Trust No. 1B, (Doc. 216), No. 1:04-cv-03056 (D. Md. Dec. 19, 2005) (“The NRL Board resolution under the MCSAA, therefore, is invalid as in direct conflict with § 18(i).”). But see CTS Corp. v. Dynamics Corp. of Am., 481 U.S. 69, 78-79 (1987) (“A state statute is pre-empted only where compliance with both federal and state regulations is a physical impossibility or where the state law stands as an obstacle to the accomplishment and execution of the full purposes and objectives of Congress.”); Mem. in Supp. of Pls.’ Mot. for Summ. J. (Doc. 210-1) at 57-59, Neuberger Berman Real Est. Income Fund. Inc. v. Lola Brown Trust No. 1B, No. 1:04-cv-03056 (D. Md. Nov. 18, 2005) (“The [1940 Act] allows exceptions to be made [to Section 18(i)’s equal voting rights provision] where ‘otherwise required by law.’ . . . The 1940 Act’s policy to protect investment company shareholders against unwanted changes in control . . . is consistent with the MCSAA policy . . . .”). See also Section 1(b)(2) of the 1940 Act, which provides in relevant part that the interests of investors are adversely affected when investment companies are organized, operated, managed, or their portfolio securities are selected, in the interest of directors, officers, investment advisers or any person directly or indirectly owning, controlling, or holding with power to vote, 5% or more of the outstanding voting securities of the investment company, among others, or in the interest of other investment companies or persons engaged in other lines of business, rather than in the interest of all classes of such companies’ security holders.

[5]	Mem. in Supp. of Pls.’ Mot. for Summ. J. (Doc. 210-1) at 58, Neuberger Berman Real Est. Income Fund. Inc. v. Lola Brown Trust No. 1B, No. 1:04-cv-03056 (D. Md. Nov. 18, 2005).
[6]

See, e.g., Haddad Motor Grp. v. Karp, No. 03-10182-RCL, 2009 U.S. Dist. LEXIS 147869, at *12-13 (D. Mass. Jan. 16, 2009) (“Matters fully briefed that were necessary predicates to the ability to address the issue or issues specifically discussed are therefore deemed to have been decided tacitly and their disposition is law of the case”); Alpha/Omega Ins. Services, Inc. v. Prudential Ins. Co. of America, 272 F.3d 276, 279 (5th Cir. 2001). (“issues are deemed to have been decided tacitly or implicitly” for preclusion purposes when “those matters were fully briefed” and “necessary predicates to the court’s” holding).

Securities and Exchange Commission	August 31, 2023

42.	Please include a summary of the Control Share Act section in the Prospectus Summary.

Response: The Fund has revised its disclosure accordingly in response to the Staff’s comment.

Description of Our Subscription Rights

43.	Regarding the issue of a Subscription Rights, please explain supplementally what it means for them to be issued “together.”

Response: The Fund acknowledges the Staff’s comment and notes that “together” means that the Fund could offer subscription rights at the same time as any other security registered pursuant to the Registration Statement. The Fund further notes that in the event that the Fund were to conduct such an offering, the applicable prospectus supplement would describe the terms of such offering, including the securities being offered.

Securities and Exchange Commission	August 31, 2023

Dividend Reinvestment Plan

44.	Please revise the sentence discussing the 95% distributions to address potential missing words.

Response: The Fund has revised its disclosure accordingly in response to the Staff’s comment.

45.	Please explain supplementally why it is appropriate to use newly-issued shares for the DRP even when shares are trading at a price that is lower than the Fund’s NAV.

Response: The Fund believes it is appropriate to use newly-issued shares or shares repurchased from the Fund’s shareholders and held as treasury stock because it will allow the Fund to increase in size while supporting the market price of its common stock and, if applicable, maintaining a trading price above net asset value. The Fund respectfully adds that the Fund’s peers, including Eagle Point Credit Company Inc. and Oxford Lane Capital Corp, also issue newly-issued shares for their respective DRPs.

Part C – Other Information (pg. 136)

46.	Please also identify and incorporate by reference Form 8-A under the Exchange Act or explain why it does not need to be incorporate by reference.

Response: In response to the Staff’s comment, the Fund has revised the Registration Statement to incorporate by reference its Form 8-A.

47.	Please confirm that the legality opinions included as Exhibits (2)(l)(1) and (2)(l)(2) in the Exhibit List will be consistent with the Staff Legal Bulletin 19.

Response: The Fund confirms that the above-referenced legality opinions will be in conformity with Staff Legal Bulletin 19.

Accounting Comments

48.	Please disclose the Fund’s name change from Vertical Capital Income Fund.

Response: The Fund has revised its disclosure accordingly in response to the Staff’s comment.

49.

Please provide in correspondence the assumptions used and how the estimates for management fee and incentive fee were derived in the fee table such as “estimated managed assets” for the Management Fee and amounts used to determine the Incentive Fee.

Response: Management fees were calculated by multiplying projected managed assets by an annual rate of 1.75%. Projected managed assets were calculated using current managed assets of approximately $86 million plus estimated additional inflows from capital activity through December 31, 2023 of approximately $10 million. The calculated amount is then presented as a percentage of net assets.

Incentive fees were calculated using projected income for the first full quarter of operations multiplied by the applicable incentive fee percentage based on the investment advisory agreement. Such estimates were calculated using estimates for the Fund’s first full quarter of operations, including approximately $3.0 million of pre-incentive fee net investment income, approximately $522,000 of incentive fees and approximately $95 million of net asset value, in each case for or as of the quarter ended December 31, 2023.

Securities and Exchange Commission	August 31, 2023

50.

Please include disclosure related to the projected amount of leverage to be utilized by the Fund through preferred shares or other means. The Staff notes that the Fund has issued senior securities in the past. If no leverage or senior securities are projected, please state that.

Response: The Fund has revised its disclosure accordingly in response to the Staff’s comment.

51.

The expense limitation agreement states that, “any amounts waived or reimbursed hereunder shall not be subject to recoupment by CGCIM.” Please disclose this provision in the expense limitation agreement section of the Registration Statement and any other sections where the Expense Limitation Agreement is discussed.

Response: The Fund has revised its disclosure accordingly in response to the Staff’s comment.

52.	Please confirm in correspondence that the financial statements of any SPVs will be consolidated with those of the Fund.

Response: The Fund confirms that the financial statements of any future SPVs will be consolidated with those of the Fund.

53.

Please confirm if any SPVs will be charging a management fee and, if so, confirm in correspondence that the SPV management fee, including any performance fee, will be included in the management fee line item of the fee table and that the SPVs expenses will be included in the other expenses line item of the fee table.

Response: The Fund confirms that no SPV will charge a management fee.

54.

Please include the disclosure required by Instruction 3(d)(ii) to Item 3 of Form N-1/A, related to restatement of expenses, which states, “If there have been any changes in “Annual Fund Operating Expenses” that would materially affect the information disclosed in the table: (A) Restate the expense information using the current fees as if they had been in effect during the previous fiscal year; and (B) In a footnote to the table, disclose that the expense information in the table has been restated to reflect current fees.

Response: The Fund respectfully declines to revise its disclosure because Instruction 3(d)(ii) to Item 2 of Form N-1/A does not apply to the Fund since it a closed-end fund that files on Form N-2. Additionally, the Fund respectfully believes that the fee table already effectively incorporates this principle as the Fund provides estimates of its future fees and expenses under the Fund’s current fee structure and investment strategy.

Securities and Exchange Commission	August 31, 2023

Please call me (202-636-5879) or Jonathan Pacheco (202-636-5876) or with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Christopher P. Healey
Christopher P. Healey

cc:	Rajib Chanda, Simpson Thacher & Bartlett LLP Jonathan Pacheco, Simpson Thacher & Bartlett LLP